Heineken NV

RECEIVED
2005 SEP 22

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

[redacted]

05011405

SUPPL

date
29 august 2005

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
SEP 22 2005
THOMSON FINANCIAL

Heineken acquires Ivan Taranov Breweries in Russia

Amsterdam, 17 August 2005 - Heineken N.V. announced today that it has signed an agreement to acquire 100% of Ivan Taranov Breweries (ITB), based in Cyprus and the owner of 3 breweries in Kaliningrad, Novotroitsk and Khabarovsk, Russia.

As part of the transaction, Heineken will also have an option to acquire Severnye Vetry Distribution, (SVD), the distribution business of ITB, which contains 23 companies across Russia.

The transaction will be funded from available cash resources and is subject to regulatory approval. The acquisition is expected to be earnings enhancing in 2006 and value enhancing in 2011. As agreed by both parties the acquisition price will not be disclosed. The closing is expected at the end of September 2005.

As a result of this transaction, the market share of Heineken in Russia will increase to 14%, with volumes of over 11.4 million hectolitres, further strengthening the number three position of Heineken in the world's fifth largest and rapidly growing beer market.

Jean François van Boxmeer, member of the Executive Board of Heineken N.V. commented: "The acquisition of Ivan Taranov Breweries improves our competitive position in Russia, further extends Heineken's network of regional production and distribution units spread over Russia and enriches our broad portfolio of brands in Russia with more growing brands. We are impressed by the high level of professionalism of the ITB company and are convinced that this will add value to Heineken's growing organisation in Russia."

The head office of ITB's brewing and distribution operations is located in Moscow. The breweries have a sales capacity of 3.5 million hectolitres, of which Kaliningrad represents 1 million hectolitres, Novotroitsk 1.3 million hectolitres and Khabarovsk 1.2 million hectolitres. The portfolio consists of licensed brands (Gösser, Bavaria, Bitburger, Königsberg), national mainstream brands (PIT, Doctor Diesel, Three Bears) and regional brands (Amur Pivo, Ostmark), which represented a total volume of 2.9 million hectolitres of beer in 2004. ITB also produces Coors. In 2004, national market share of ITB was 3.4%.

Since August 2004, Heineken has acquired 5 breweries in Russia:
Volga in Nizhny Novgorod (Northwest of Volga), Shikhan in Sterlitamak (Southeast of Volga), Sobol in Novosibirsk (West Siberia), Patra in Yekaterinburg (Urals) and Stepan Razin in St. Petersburg (North-West).

During the same period, Heineken has also announced the signed agreements to acquire 4 breweries in Russia:
Baikal in Irkutsk (East Siberia), Kaliningrad (Kaliningrad), Novotroitsk (South of Volga) and Khabarovsk (Far East).

Following the closure of the acquisitions of ITB and Baikal, Heineken in Russia will hold a portfolio of 34 brands.

International brands
Heineken, Buckler, Gösser

Licensed brands
Löwenbrau, Guinness Foreign Extra Stout, Bavaria, Bitburger, Königsberg, production contract of Coors and distribution contract of Draft Guiness and Kilkenny

National brands
Bochkarev, Ohota, Stepan Razin, PIT, Doctor Diesel, Three Bears

Regional brands
Shikhan, Sedoy Ural, Solyanaya Pristan, Okskoye, Volga, Rusich, Sobol, Patra, Strelets, Zhigulevskoye, Kalinkin, Ordinar, Yantarnoe, Rizhskoe, Komanda, Gubernatorskoe, Brandmayor, Amur Pivo and Ostmark

The Russian beer market is expected to grow by more than 5% to over 89 million hectolitres in 2005.

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries with a total sales volume of 113 million hectolitres in 2004. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10.1 billion and net profit before exceptional items and amortisation of goodwill amounted to €803 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange.
Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEHN NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com